O/D VISION, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Prepared Under Generally Accepted Accounting Principles (GAAP)

CONTENTS

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

Independent Accountants' Review Report

To Management
O/D Vision, Inc.
Dover, Delaware

We have reviewed the accompanying consolidated financial statements of O/D Vision, Inc., which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of profit and loss account, statement of equity and statement of cash flow, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***August 22, 2023*** on our consideration of O/D Vision, Inc. internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

performed in accordance with the GAAP standard, in considering O/D Vision, Inc. with internal control over financial reporting and compliance.

Osama Hasan
Certified Public Accountant
Licensed# 08027

O/D VISION, INC.
BALANCE SHEET
AS OF DECEMBR 31, 2022

	FY-2022
	$
ASSETS	
CURRENT ASSETS	
TRADE RECEIVABLE	-
CASH IN HAND AND BANK-BUS COMPLETE CHK (5026)-1	55,223.97
TOTAL CURRENT ASSETS	55,223.97
NON-CURRENT ASSETS	
MISC ASSETS	-
TOTAL FIXED ASSETS	-
OTHER ASSETS	
STARTUP & ORGANIZATIONAL COST	450.00
TOTAL OTHER ASSETS	450.00
TOTAL ASSETS	**55,673.97**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
LOAN FROM SHAREHOLDERS	(7,741.83)
LOAN FROM FOUNDER	185,600.00
DUE ON LOAN	(135,600.02)
FOUNDER LOAN REPAID	(49,999.98)
OTHER LIABILITIES	-
TOTAL CURRENT LIABILITIES	(7,741.83)
CHANGES IN EQUITY	
COMMON STOCK	77,683.59
RETAINED EARNINGS	-
NET INCOME	(14,267.79)
TOTAL EQUITY	63,415.80
TOTAL LIABILITIES AND EQUITY	**55,673.97**

See notes to the financial statements

O/D VISION, INC.
STATEMENT OF PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2022

	FY-2022
	$
INCOME/ REVENUE	
Income	-
Total Income	**-**
ADMINISTRATIVE & GENERAL EXPENSES	
Bank fees and service charges	212.00
Memberships & subscriptions	1,023.00
Legal fee	2,055.00
Office Expenses & Software apps	32.00
Freelancer and other	9,672.94
Supplies and materials	1,272.85
Misc Expenses	-
Total Administrative and Selling Expenses	**14,267.79**
Operating Profit / (Loss)	**(14,267.79)**
Other Income/ Interest	-
Net Profit / (Loss)	**(14,267.79)**

See notes to the financial statements

O/D VISION, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	COMMON STOCK	PAID UP CAPITAL	UNAPPROPRIATED PROFIT/ (LOSS)	TOTAL EQUITY
		---------- $ ----------		
Beginning Balances 01/01/22	-	-	-	-
Common Stock	77,683.59	-	-	77,683.59
Net profit/ (loss) for the year	-	-	(14,267.79)	(14,267.79)
	-	-	-	-
Balance as on December 31, 2022	77,683.59	-	(14,267.79)	63,415.80

See notes to the financial statements

O/D VISION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

	FY-2022 $
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase in from operations activity	(14,267.79)
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease from current assets/ liabilities	(7,741.83)
	(7,741.83)
Cash generated from / (used in) operations	(22,009.62)
Net Cash Flow from / (used in) Operating Activities	(22,009.62)
CASH FLOW FROM INVESTING ACTIVITIES	
Startup & organizational	(450.00)
Net Cash Flow (used in) Investing Activities	(450.00)
CASH FLOW FROM FINANCING ACTIVITIES	
Other Funds	-
Proceed from common stock	77,683.59
Net Cash Flow from Financing Activities	77,683.59
Net Increase/(Decrease) in Cash and Cash Equivalents	55,223.97
Cash and Cash Equivalents at the Beginning of the Year	-
Cash and Cash Equivalents at the End of the Year	55,223.97

The annexed notes form an integral part of these financial statements.

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

O/D Vision, Inc.

Notes to the Financial Statements
For the Year Ended December 31, 2022

NOTE I - ORGANIZATION

O/D Vision, Inc. was incorporated in Delaware in September 2021. It is a startup with Marcus Soori acting as Founder/CEO. The startup currently focuses on developing and marketing an upcoming product, Tricorder.Zero, which is a novel multi-sensor health & fitness improvement. O/D Vision, Inc. is currently funded by family investors, and seeks additional funding from friends and individual investors among the general public via Wefunder.Com.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2022.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Risks and Uncertainties: The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Property and equipment consisted of the following at December 31, 2022:

Property and equipment at cost:

Office equipment	$ 0
	0
Less: Accumulated depreciation	0
Total	$ 0

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank till December 31, 2022.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.
Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level I - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 4 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 5 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2022 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the year ended December 31, 2022. The management has performed such analysis between January 01, 2023, the date the financial statements were available to be issued, and the date of this document.